Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 October 22, 2013

Gold Shares Covered Call ETN

The Gold Shares Covered Call Exchange Traded Notes (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch, that are linked to the return of the Credit Suisse NASDAQ Gold FLOWSTM (Formula-Linked OverWrite Strategy) 103 Index (the “Index”). The Index seeks to implement a “covered call” investment strategy by maintaining a notional long position in shares of the SPDR Gold Trust ETF (GLD UP <Equity>) (the “GLD shares”) while notionally selling monthly out-of-the-money call options on that position. We have listed the ETNs on The Nasdaq Stock Market (“Nasdaq”) under the ticker symbol “GLDI”.1 The ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in a covered call strategy on GLD shares. The ETNs pay a monthly variable cash coupon based on the notional premiums received from selling the calls.

ETN Details
ETN ticker	GLDI
Intraday indicative value ticker	GLDI.IV
Bloomberg Index ticker	QGLDI
CUSIP/ISIN	22542D480/US22542D4806
Primary exchange	Nasdaq
ETN annual investor fee	0.65%*
Current Yield	8.02%
ETN inception date	January 28, 2013
Underlying	Credit Suisse NASDAQ Gold
FLOWSTM 103 Index
Since Inception Total Return	-21.10%
Since Inception Price Return	-23.65%
*Because of daily compounding, the actual investor fee realized may exceed 0.65% per annum.

Index Returns (as of 9/30/13)
1 month	-2.65%
3 month	2.81%
Since Inception	-26.51%
Since Inception Annualized*	-27.97%
*Index Inception date was October 19, 2012

Index Statistics (10/19/12-9/30/13)
Correlation to S&P 500 TR Index	0.30
Correlation to Barclays
US Aggregate TR Index	0.05
Annualized volatility	19.18%
Since Inception Sharpe Ratio*	-1.39
*Sharpe ratio calculated using the Federal Funds
Effective Rate as of 6/28/13.

1Credit Suisse has no obligation to maintain any listing on NYSE Arca or any other exchange and we may delist the ETNs at any time.

Strategy Focus

■	In a covered call (or “overwrite”) strategy, an investor holds a long position in an asset and sells call options on that same asset.
■	Call options provide the seller with an up front premium payment, but require the seller to deliver to the buyer any upside an asset experiences beyond a set level (the “strike price”).
■	The Gold FLOWSTM 103 Index sells approximately 3% out-of-the-money notional calls each month while maintaining a notional long position in GLD shares.
■	The notional net premiums received (if any) for selling the calls are paid out at the end of each monthly period.
■	The strategy is designed to generate monthly cash flow in exchange for giving up any gains beyond the strike price. The strategy provides no protection from losses resulting from a decline in the value the GLD shares beyond the notional call premium.

Gold FLOWSTM 103 index monthly call overwrite process*

*Actual number of days in any period will vary depending on the day of the month on which options expire and in the event of any market disruption events.

For More Information
ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn

Index Overview

■	The Index was created by Credit Suisse and is published and calculated by NASDAQ OMX.
■	Call options with approximately 40 days to expiry are sold over a 5-day period each month within the Index.
■	Approximately 30 days later, those same call options are repurchased over a 5-day period.
■	The notional premium received, net of notional transaction costs, is paid out following the repurchase of the options on or about the 25th of the month.

Index Annualized Distribution Percentages*

*Represents the monthly Index distribution percentages since the inception of the Index multiplied by 12 and does not reflect a full 12 months of historical distribution percentages. Each Index distribution percentage represents the premium removed from the Index divided by the Index level on the index business day preceding the distribution.

Selected Investment Considerations

–	The ETNs are fully exposed to any decline in the Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.
–	You will not receive any fixed periodic interest payments on the ETNs, and the amount of any coupon payment is uncertain and could be zero.
–	The monthly coupon payments (if any) are variable and dependent on the premium generated by the notional sale of options on the GLD shares, and you will not receive any fixed periodic interest payments on the ETNs, and the amount of any coupon payment is uncertain and could be zero.
–	Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment upon repurchase or at maturity, and coupon payments, if any, are subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
–	Unfavorable price movements in the GLD shares or the options on the GLD shares may cause negative performance of the Index and loss of your investment, and there is no assurance that the strategy on which the Index is based will be successful.
–	We have listed the ETNs on Nasdaq under the symbol “GLDI”. We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have no obligation to maintain this listing on Nasdaq or any listing on any other exchange, and may delist the ETNs at any time.
–	The indicative value is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.

–	The return on the ETNs is linked to the performance of the Index, which measures the return of a covered call strategy on the GLD shares. Your investment reflects a concentrated exposure to a single asset and, therefore, could experience greater volatility than a more diversified investment.
–	The ETNs should not be expected to track the price of gold because of the fees and expenses applied to each of the GLD shares and the ETN as well as the design of the Index methodology which limits upside participation in any appreciation of the GLD shares. Accordingly, the performance of the ETNs should not be expected to mirror the performance of the price of gold.
–	The ETNs are fully exposed to any decline in the Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.
–	The Index replicates notional positions in GLD shares and options. As an owner of the ETNs, you will not have rights that holders of the GLD shares or in any call options on the GLD shares may have, and you will have no right to receive delivery of any components of the Index or any interest in gold.
–	We have the right to repurchase or accelerate your ETNs in whole or in part at any time. The amount you may receive upon ana repurchase or acceleration by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
–	Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.

An investment in the ETNs involves significant risks. The selected invesment considerations herein are not intended as a complete description of all risks associated with the ETNs.

For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, or any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the pricing supplement related to the ETNs discussed herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000089109213000653/e51690_424b2.htm

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Copyright ©2013. Credit Suisse Group AG and/or its affiliates. All rights reserved.

For More Information
ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn